Exhibit 23.3

KPMG LLP
345 Park Avenue
New York. NY 10154-0102

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Greenbacker Renewable Energy Company LLC:

We consent to the use of our report dated March 10, 2016, with respect to the consolidated statements of assets and liabilities of Greenbacker Renewable Energy Company LLC and subsidiary, and the related consolidated statements of changes in net assets, including the consolidated schedules of investments, as of December 31,2015 and 2014, and the related consolidated statements of operations and cash flows for the year ended December 31, 2015 and for the period from commencement of operations (April 25, 2014) through December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

New York,New
York May 24, 2016

KPMG LLP is a Oela"Nare limited liability parlnership,
the U.S.member firm of KPMG International Cooperative
(..KPMG lnternationan, a Swiss entity.